UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               AVANT! CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    053487104
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                |X|  Rule 13d-1(b)

                |_|  Rule 13d-1(c)

                |_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP No. 053487104



  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Van Wagoner Capital Management, Inc. - 94-3235240

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                            (a) |_|
                                                                         (b) |X|

  3        SEC USE ONLY

  4        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware


        NUMBER OF              5      SOLE VOTING POWER

                                      -0-
          SHARES


       BENEFICIALLY            6      SHARED VOTING POWER

                                      -0-
         OWNED BY

           EACH                7      SOLE DISPOSITIVE POWER

                                      75,000
        REPORTING


          PERSON               8      SHARED DISPOSITIVE POWER

                                      -0-
           WITH



 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           75,000

10
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                                |_|
           Not Applicable

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           0.24%*

12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IA


*  Based upon an aggregate of 31,679,890 shares outstanding at October 30, 1998.

                               Page 2 of 5 Pages

CUSIP No. 053487104


  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Van Wagoner Funds, Inc. - 39-1836332, 94-3256424, 94-3286386

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                           (a) |_|
                                                                        (b) |X|

  3        SEC USE ONLY

  4        CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland

                               5      SOLE VOTING POWER
        NUMBER OF                     70,000

          SHARES

       BENEFICIALLY            6      SHARED VOTING POWER
                                      -0-

         OWNED BY

           EACH                7      SOLE DISPOSITIVE POWER
                                      -0-

        REPORTING

          PERSON               8      SHARED DISPOSITIVE POWER
                                      -0-

           WITH


 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           70,000

10
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                                        |_|
           Not Applicable

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           0.22%*

12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IV



*  Based upon an aggregate of 31,679,890 shares outstanding at October 30, 1998.

                               Page 3 of 5 Pages

CUSIP No. 053487104


           This Amendment No. 2 to the undersigned's Schedule 13G, which was originally filed on February 12, 1997 (the "Schedule 13G") with regard to Avant! Corporation (the "Issuer") is being filed to amend Items 2(a), 4 and 5 of the
Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 2(a). Name of Person Filing:

           The persons filing this Schedule 13G are (i) Van Wagoner Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and (ii) Van Wagoner Funds, Inc., an investment company registered under the Investment Company Act of 1940. Van Wagoner Funds, Inc. has three portfolios holding shares of the Issuer, each with a separate I.R.S. identification number, Van Wagoner Emerging Growth Fund, Van Wagoner Post-Venture Fund and Van Wagoner Technology Fund. Van Wagoner Capital Management, Inc. is the investment adviser to Van Wagoner Funds, Inc.

Item 4.    Ownership
           Van Wagoner Capital Management, Inc.
           (a)  Amount Beneficially Owned:  75,000*
           (b)  Percent of Class:  0.24%
           (c)  Number of shares as to which such person has:
                (i)   sole power to vote or to direct the vote:  -0-
                (ii)  shared power to vote or to direct the vote: -0-
                (iii) sole power to dispose or to direct the disposition
                      of:  75,000
                (iv)  shared power to dispose or to direct the disposition
                      of:      -0-

           Van Wagoner Funds, Inc.
           (a)  Amount Beneficially Owned:  70,000*
           (b)  Percent of Class:  0.22%
           (c)  Number of shares as to which such person has:
                (i)   sole power to vote or to direct the vote:  70,000
                (ii)  shared power to vote or to direct the vote: -0-
                (iii) sole power to dispose or to direct the disposition of: -0-
                (iv)  shared power to dispose or to direct the disposition
                      of:     -0-

--------
* Van Wagoner Capital management, inc. and Van Wagoner Funds, Inc. share beneficial ownership over the same 70,000 shares.


                               Page 4 of 5 Pages

CUSIP No. 053487104


Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following |X|.

Item 10.  Certification.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 8, 1999
Date

VAN WAGONER CAPITAL MANAGEMENT, INC.


By:    /s/ Garrett R. Van Wagoner
       Garrett R. Van Wagoner, President


VAN WAGONER FUNDS, INC.


By:    /s/ Garrett R. Van Wagoner
       Garrett R. Van Wagoner, President

                               Page 5 of 5 Pages